Jefferies LLC 520 Madison Avenue New York, New York 10022	Cowen and Company, LLC 599 Lexington Avenue 25th Floor New York, New York 10022	Evercore Group L.L.C. 55 East 52nd Street New York, New York 10055	William Blair & Company, L.L.C. 150 North Riverside Plaza Chicago, Illinois 60606

VIA EDGAR

July 26, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

 Suzanne Hayes

Re:	Icosavax, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-257733

Dear Mr. Campbell,

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that approximately 1,021 copies of the preliminary prospectus included in the above-named registration statement (the “Registration Statement”) were distributed during the period July 22, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Icosavax, Inc. for acceleration of the effective date of the Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on July 28, 2021, or as soon thereafter as practicable.

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Very truly yours,

By:	JEFFERIES LLC

By:	/s/ Michael Brinkman
Name: Michael Brinkman
Title: Managing Director

By:	COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name: Jason Fenton
Title: Managing Director

By:	EVERCORE GROUP L.L.C.

By:	/s/ Edmund Baxter
Name: Edmund Baxter
Title: Senior Managing Director

By:	WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ John Sonnier
Name: John Sonnier
Title: Managing Director